March 28, 2007

Mr. David Roberts
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:      Wellentech Services, Inc.
Registration Statement on Form SB-2 and Amendment No. 1 to Form SB-2 filed on January 26, 2007 and January 31, 2007
File No. 333-140236

Dear Mr. Roberts:

We represent Wellentech Services, Inc. (“Wellentech” or the “Company”). We are in receipt of your letter dated February 16, 2007 regarding the above referenced filing and the following are our responses:

General

1.	Please monitor the updating requirements of Rule 3-10(g) of Regulation S-B. Your September 30, 2006 financial statements are outdated and require updating.

ANSWER: The financial statements have been updated in accordance with Regulation SB.

2.	Please include a currently dated and signed consent from your external auditors, specifically SF Partnership, LLP and Walker & Company, once their audit opinion is included in future amendments.

ANSWER: Current consents have been provided by the auditors and are included in the registration statement.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospectus investors prior to our review.

ANSWER: The Company does not intend to use any graphics, maps, photographs, or related captions or other artwork in the prospectus. The Company will not include such graphics or pictorial representations in any preliminary prospectus distributed to potential investors prior to SEC review.

4.
We note your use of the term “the Company” throughout the prospectus. Since  this term is vague and abstract, please revise to use your actual company name or  a shortened version of it throughout your document.

.
ANSWER: All references to “the Company” have been removed from the prospectus.

Facing Page

5.
We note that you have calculated the registration fee based on Rule 457 (c). In light of the fact that there is no market for your shares, this reliance appears to be inappropriate. Please revise or advise.

ANSWER: The registration fee has been recalculated based on Rule 457(d).

Prospectus Cover Page

6.	Please revise this section to note that your auditor has expressed substantial doubt about your ability to continue as a going concern.

ANSWER: The section has been revised to note that our auditor has expressed substantial doubt about our ability to continue as a going concern.

7.	You state that the Risk Factor section begins on page 2. Please revise to note that the cross reference is highlighted in a manner other than all capitals.

ANSWER: The section has been revised to note that the Risk Factor section begins on page 2. All capitals have been eliminated from the section.

Risk Factors, page 7

8.	Please revise so that the captions do not appear in all capitals and are therefore easier to read.

ANSWER: The captions have been revised so that they do not appear in all capitals.

9.
Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading If we are unable to generate significant revenues… you state “[u]ltimately the expansion of our enterprise may allow us to become profitable.”

ANSWER:  All mitigating language has been removed from this section.

We may require additional funds…..page 7

10.	Please revise this risk factor to note that your auditor has expressed substantial doubt about your ability to continue as a going concern.

ANSWER:  This risk factor has been revised to disclose that the auditor has expressed substantial doubt about the Company’s ability to continue as a going concern.

If we are unable to hire and retain key personnel….page 8

11.	We note on page 23 that you do not have an employment agreement with Mr. Rapoport. Please revise this risk factor to note this fact.

ANSWER:  This risk factor has been revised to reflect that Mr. Rapoport does not have any employment agreement with the Company.

Future sales by our stockholders may negatively

12.
You state that some of your remaining shares outstanding not being registered for resale under this registration statement maybe resold under Rule 144. Please revise this risk factor to note the number of shares that currently may be resold under Rule 144.

ANSWER: The risk factor has been revised to note the number of shares that currently may be resold under Rule 144.

We are in an intensely competitive industry…page 10

13.
On page 1, you state that you design and install systems for data, voice, video and telecom. In this risk factor, you note that intellectual property industry is highly competitive. Please advise us why you are discussing the intellectual property industry or revise as necessary.

ANSWER: The reference to the intellectual property industry was included in error, and has been removed.

Determination of Offering Price, page 11

14.
You state in the second paragraph that “[a]lthough our common stock is not listed on the Over The Counter Bulletin Board (OTCBB), we attempt to locate a market maker and to file to obtain a listing on the (OTCBB).” Please revise your disclosure throughout the document to note that shares are not listed on the OTCBB, they are quoted.

ANSWER:  The document has been revised accordingly.

Business Experience, page 15

15.
Please revise to disclose the business experience of Irwin Rapoport and Jim Beatty for the previous five years. This disclosure should include a discussion of their experience in designing and installing systems for data, voice, video and telecom.

ANSWER:  The document has been revised in order to disclose the previous five years business experience of both Irwin Rapoport and Jim Beatty. Neither has had experience in designing and installing systems for data, voice, video, and telecom, and the document has been revised to reflect this.

16.
In your description of Jim Beatty’s business experience, you state that he founded Trinity Capital Corporation and Trinity Capital Securities Limited and currently acts as a director for Iatra Life Sciences Corporation Inc., and Genetic Diagnostic Inc. Please state the nature of these businesses. You also state that Mr. Beatty has customarily chaired the Audit Committee or Compensation Committee. Please revise to explain this statement.

ANSWER:  The document has been modified to add information on the nature of these previous businesses

Description of Business, page 18

17.
We note in your statement of Loss in the Financial Statements that you had revenues of $12,280 for the period from inception through September 30, 2006. Please revise to describe the activities from which you have generated revenues to date.

ANSWER:  The document has been amended to include a description of the activities which generated the revenue.

Management’s Discussion and Analysis or Plan of Operation, page 18

Sales and Marketing, page

18.
In the last paragraph on page 18, you state that you “intend to complete the development of our corporate website. We have not yet contracted with a web design company and expect to launch our website and be fully operational by the end of the second quarter of 2007.” In this section, you state that “we maintain a website.” Please reconcile these disclosures.

Also, if you do have a website please consider disclosing the address of your website in this section. Refer to Item 10c of Regulation SB-2.

ANSWER:  The document has been revised to state that we intend to develop a website to reflect the fact that currently there is not currently a website.

Further Development of Organizational Infrastructure, page 19

19.
You state that during the next twelve months, you anticipate hiring four additional salaried full-time employees and a number of commissioned full time employees. Please revise to note the cost of the additional employees. Also, please advise us whether this cost was included in the anticipated expenses discussed on page 20.

ANSWER: The document has been revised to include an accurate assessment of the anticipated cost of employees, and the anticipated expenses have been updated accordingly.

20.	We note from your disclosure of the estimated breakdowns on page 20 that you anticipate spending $100,000 on advertising. Please revise to provide a discussion regarding this expense.

ANSWER:  We have revised the value for advertising expense from $100,000 to $25,000 and have included a discussion regarding this expense.

21.
In the first full paragraph on page 20, you state that “[a]s discussed, we may expand into additional states but we do not expect this expansion in the next 12 months based on the steps that must first be completed as set forth in the plan of operations.” Please revise this section to note which state you intend to focus on and to note where you have discussed this previously.

ANSWER: We plan to focus sales in the states of New York and California. We have no plans at this time to extend into other states. The document has been updated accordingly.

Certain Relationships and Related Transactions, page 21

22.	Please revise to include the dollar value of the securities issued to your promoter.

ANSWER: This section has been revised to include the dollar value of the securities issued to Wellentech’s promoter.

Executive Compensation, page 23

23.	Please revise to include the information called for by Item 402(f)(1), (f)(2) and (f)(3) of Regulation S-B regarding compensation of directors.

ANSWER: The document has been revised to provide the disclosures required by Item 402.

Changes in and Disagreements with Accountants on Accounting and Financials Disclosure, page 22

24.
You state that “[t]he report of SF for the fiscal year ended December 31, 2005 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.” However, we note that in its audit opinion SF Partnership expressed substantial doubt about your ability to continue as a going concern. Please revise your disclosure in this section to note this audit opinion.

ANSWER: The document has been revised to include this disclosure.

Available Information, page 23

25.	Please revise to note that the public reference section has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

ANSWER:  The document has been amended to provide the proper address.

Item 26. Recent Sales of Unregistered Securities, page II-2

26.
You state that you completed a Regulation D Rule 506 offering in which you sold 2,715,000 shares of common stock to 37 investors, at a price per share of $.01 for an aggregate offering price of $27,150. Please revise to note how many of the investors were accredited or sophisticated. In this connection please reconcile your disclosure on page 12 that you sold shares to 34 investors in a Regulation D Rule 506 offering.

ANSWER: There are 38 investors, all of whom are accredited. The document has been revised accordingly.

Item 7, Financial Statements

Financial Statements for the Period Ending September 30, 2006

Notes to the Financial Statements

Summary of Significant Accounting Policies

Note 3. Unaudited Interim Financial Statements, page F-7

27.	Please remove the reference to the Company’s Annual Report to stockholders on Form 10-KSB as no form has been filed with the Commission.

ANSWER: This note has been removed.

Note 4. Capital Stock, page F-9

28.
We note that you issued 200,000 shares of common stock for consulting services on July 2, 2006 valued at $2,000. Please reconcile this amount to the amount disclosed with in the Statement of Stockholders’ Equity and your disclosure in Note 5. Additionally, please include the disclosures required by paragraphs 64 and 65 of SFAS 123®, Share-Based Payments.

ANSWER: We have corrected the amount in note 5 to $6,000. We have expanded our disclosure in note 5 and believe that this note along with the detail in the Statement of Stockholders Equity and Cash Flow Statement to meet the requirements of SFAS 123.

Financial Statements for the Period from Inception (November 7, 2005) through December 31, 2005

Notes to Financial Statements

Note 1. History, Organization and Development Stage activities, page F-17

29.
We note that the stockholders have agreed to pay expenses and advance funds to the Company as it needs until the Company can raise funds pursuant to the filing of your SB-2. Tell us to what extent the stockholders have to date, and how you accounted for these payments on your financial statements. Also, include your accounting policy in your notes to your financial statements.

ANSWER:  The shareholders have not been required to to pay for any expenses as of yet and we have expanded our disclosure to this effect. There is therefore no accounting policy specific to this point. We feel our significant accounting policies disclosures are complete.

Note 3. Summary of Significant Accounting Policies

30.
Please disclose your policy for recognizing revenue for each revenue stream. To the extent that it is applicable, tell us how you considered the guidance in EITF 00-21 in determining your accounting policies. Additionally, please disclose the major terms of your revenue arrangements with customers. Please make corresponding changes to your interim financial statements.

ANSWER: We have disclosed the one revenue stream of the Company. EITF 00-21 is not applicable to Company’s current operations or revenue streams.

Item 27. Exhibits

31.	Please file a copy of your Specimen Stock Certificates as an Exhibit.

ANSWER: A copy of our Specimen Stock Certificate has been included as an Exhibit.

Exhibit 5.1-Legal Opinion

32.
In the penultimate paragraph, it stats that “[n]o opinion is expressed herein as to any laws other than the State of Nevada of the United States. This opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.” Please reconcile these statements or have the opinion revised as necessary.

ANSWER:  The legal opinion has been revised accordingly.

Item 28. Undertakings, page II-4

33.	Please revise this section to include the undertakings required by Item 512(g) of Regulation S-B.

ANSWER: This section has been revised to include the undertakings required by Item 512(g) of Regulation S-B.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN